GLOBAL NET LEASE, INC.

650 Fifth Avenue, 30th Floor

New York, New York 10019

July 17, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C.  20549

Attention: Catherine De Lorenzo

Re:	Global Net Lease, Inc.
Registration Statement on Form S-4
Filed July 6, 2023
File No. 333-273156

Acceleration Request:

Requested Date: July 18, 2023
Requested Time: 4:00 p.m. Eastern Time

Dear Ms. De Lorenzo:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Global Net Lease, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-4 (File No. 333-273156) filed by the Company with the U.S. Securities and Exchange Commission on July 6, 2023, as amended on July 17, 2023 (the “Registration Statement”) so that it may become effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable.

Please call Michael J. Choate of Proskauer Rose LLP at (312) 962-3567 to provide notice of the effectiveness of the Registration Statement.

GLOBAL NET LEASE, INC.

By:	/s/ James L. Nelson
Name: James L. Nelson
Title: Chief Executive Officer and President